Rapid7 120 Causeway Street Suite 400 Boston, MA 02114-1313 rapid7.com

VIA EDGAR SUBMISSION
August 5, 2025
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549
Attention: Lisa Etheredge and Robert Littlepage
Re: Rapid7, Inc.
Form 10-K for the Year Ended December 31, 2024
File No. 001-37496
Dear Ms. Etheredge and Mr. Littlepage:
Rapid7, Inc. (the “Company”) respectfully submits this letter in response to the comment letter dated July 31, 2025, from the staff of the U.S. Securities and Exchange Commission (the “Staff”) with respect to the Company’s Form 10-K for the year ended December 31, 2024 (the “Form 10-K”).
The Company has carefully reviewed the Staff’s comments and provides the responses below. The Company will revise its disclosures in future filings, beginning with the Form 10-Q for the quarter ended June 30, 2025 (“Q2 2025 Form 10-Q”), in response to the Staff’s comments.
Form 10-K for the Year Ended December 31, 2024

Management's Discussion and Analysis of Financial Condition and Results of Operations Non-GAAP Financial Results, page 43

1.To avoid giving undue prominence to non-GAAP measures, please revise to move your discussion of non-GAAP information so that it follows the discussion of GAAP results of operations. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and the guidance in Non-GAAP Compliance and Disclosure Interpretation Question 102.10(a).

Company Response:
The Company acknowledges the Staff’s comment and will revise the Management’s Discussion and Analysis of Financial Condition and Results of Operations section in future filings to ensure that discussion of non-GAAP financial information follows the discussion of the Company’s GAAP Results of Operations. This change will be reflected beginning with the Q2 2025 Form 10-Q.

Consolidated Financial Statements
(18) Segment Information and Information about Geographic Areas, page 91
2.Please revise to disclose revenues from external customers and property and equipment attributed to the United States. Refer to ASC 280-10-50-41.
Company Response:
The Company acknowledges the Staff’s comment and will revise the disclosures in the notes to the consolidated financial statements to include revenue from external customers and property and equipment attributed to the United States, in accordance with ASC 280-10-50-41. These disclosures will be included beginning with the Q2 2025 Form 10-Q, as proposed below. For fiscal years 2024, 2023, and 2022, the United States was the only country where external customer revenue exceeded 10% of the Company’s total revenue.
Net revenues by geographic area presented based upon the location of the customer are as follows:

	Three Months Ended, June 30,			Six Months Ended, June 30,
	2025		2024	2025		2024
	(in thousands)
United States	$	XXX,XXX	$152,204	$	XXX,XXX	$302,449
Rest of World	$	XXX,XXX	55,787	$	XXX,XXX	$110,643
Total	$	XXX,XXX	$207,991	$	XXX,XXX	$413,092

Property and equipment, net by geographic area was as follows:

	As of June 30, 2025		As of December 31, 2024
	(in thousands)
United States	$	XXX,XXX	$22,613
Rest of World	$	XXX,XXX	$9,632
Total	$	XXX,XXX	$32,245

The Company appreciates the Staff’s review of the Form 10-K and the opportunity to enhance its disclosures. Please contact the undersigned at Tim_Adams@Rapid7.com, or Peter Kaes at Peter_Kaes@Rapid7.com, if you have any further questions or require additional information.
Sincerely,
/s/Tim Adams
Chief Financial Officer
Rapid7, Inc.
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